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SEC Mail Processing Section

FEB 27 2008

Washington, DC 104

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Berwyn Financial Services Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1189 Lancaster Avenue
(No. and Street)

Berwyn (City) PA (State) 19312 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Ryan 610-296-7222 x30
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One Valley Square, Suite 250, 512 Township Line Road, Blue Bell, PA 19422-2700
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 29 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 2/28

OATH OR AFFIRMATION

I, Kevin Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Berwyn Financial Services Corp**, as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CORPORATE:	BFS-800279, 800244, 800287, 800457
KEVIN M. RYAN:	BFS-400017
EDWARD A. KILLEN:	BFS-100404,601705, 601853,601934, 602361
ROBERT E. KILLEN:	BFS-400009, 400033, 701564, 601799, 601780, 601802

Kevin M Ryan
Signature

President
Title

Alison M. Killen 2/15/08
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Alison M. Killen - Notary Public
TREDYFFRIN TWP., CHESTER COUNTY
MY COMMISSION EXPIRES MAY 10, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berwyn Financial Services Corp.

Financial Report
December 31, 2007

Berwyn Financial Services Corp.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on the Financial Statements

To the Board of Directors
Berwyn Financial Services Corp.
Berwyn, Pennsylvania

We have audited the accompanying balance sheets of Berwyn Financial Services Corp. as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berwyn Financial Services Corp. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 14, 2008

Berwyn Financial Services Corp.

Balance Sheets
December 31, 2007 and 2006

	2007	2006
Assets		
Current Assets		
Cash	$ 1,474	$ 1,310
Commissions receivable	27,041	17,900
Investments, at fair value	270,102	346,202
Prepaid expenses	5,751	6,786
Prepaid taxes	2,053	2,053
Total current assets	306,421	374,251
Equipment, net of accumulated depreciation of $35,103 in 2007 and $34,715 in 2006	736	1,124
Other Assets		
Deferred tax asset	6,800	50,400
Restricted cash	50,000	75,000
	56,800	125,400
	$ 363,957	$ 500,775
Liabilities and Stockholders' Equity		
Current Liabilities		
Line of credit	$ 119,730	$ 190,091
Accounts payable and accrued expenses	8,118	10,395
Accrued profit sharing expense	27,500	40,902
Deferred tax liability	6,800	15,700
Total current liabilities	162,148	257,088
Stockholders' Equity		
Common stock, $1 par value; 20,000 shares authorized; 19,500 shares issued and outstanding	19,500	19,500
Additional paid-in capital	105,000	60,000
Retained earnings	77,309	164,187
	201,809	243,687
	$ 363,957	$ 500,775

See Notes to Financial Statements.

Berwyn Financial Services Corp.

Statements of Operations
Years Ended December 31, 2007 and 2006

	2007	2006
Revenues		
Commissions and fees	$ 324,979	$ 379,047
Interest and dividends	62,358	72,734
Unrealized gain (loss) on investments, net	(35,373)	6,564
Realized gain on investments, net	9,273	-
Other	2,808	1,800
	364,045	460,145
Expenses		
Depreciation	388	588
Dues and subscriptions	4,873	3,531
Employee benefits	14,458	17,330
Insurance	1,312	1,097
Interest	13,131	14,798
Management fee	28,247	25,642
Miscellaneous	765	1,942
Office	8,357	8,624
Payroll taxes	12,271	11,869
Professional fees	20,500	15,500
Profit sharing	27,500	40,902
Registration fees and other taxes	8,703	11,905
Rent	12,240	12,240
Salaries and bonuses	160,741	163,608
Trade clearing	137,318	187,835
Travel	419	2,528
	451,223	519,939
Loss from operations	(87,178)	(59,794)
Other Income, FINRA distribution	35,000	-
Loss before income taxes	(52,178)	(59,794)
Income tax (expense) benefit	(34,700)	15,700
Net loss	$ (86,878)	$ (44,094)

See Notes to Financial Statements.

Berwyn Financial Services Corp.

Statements of Changes in Stockholders' Equity
Years Ended December 31, 2007 and 2006

	Common Stock				Additional Paid-in		Retained
	Shares		Amount		Capital		Earnings
Balance, January 1, 2006	19,500	$	19,500	$	60,000	$	208,281
Net loss	-		-		-		(44,094)
Balance, December 31, 2006	19,500		19,500		60,000		164,187
Contributions	-		-		45,000		-
Net loss	-		-		-		(86,878)
Balance, December 31, 2007	19,500	$	19,500	$	105,000	$	77,309

See Notes to Financial Statements.

Berwyn Financial Services Corp.

Statements of Cash Flows
Years Ended December 31, 2007 and 2006

		2007		2006
Cash Flows from Operating Activities				
Net loss	$	(86,878)	$	(44,094)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation		388		588
Deferred income tax (benefit) expense		34,700		(15,700)
Unrealized (gain) loss on investments, net		35,373		(6,563)
Realized gain on investments, net		(9,273)		-
Change in operating assets and liabilities:				
(Increase) decrease in:				
Commissions receivable		(9,141)		4,882
Dividend and other receivables		-		25,656
Prepaid expenses		1,035		(268)
Restricted cash		25,000		-
Accounts payable and accrued expenses		(2,277)		(885)
Accrued profit sharing expense		(13,402)		(22,126)
Net cash used in operating activities		(24,475)		(58,510)
Cash Flows from Investing Activities				
Proceeds from sale of investments		50,000		-
Net cash provided by investing activities		50,000		-
Cash Flows from Financing Activities				
Net increase (decrease) in line of credit borrowings		(70,361)		58,609
Contributions		45,000		-
Net cash provided by (used in) financing activities		(25,361)		58,609
Net increase in cash		164		99
Cash, beginning		1,310		1,211
Cash, ending	$	1,474	$	1,310
Supplemental Disclosures of Cash Flow Information:				
Cash paid during the year for:				
Interest	$	13,131	$	14,798
Income taxes	$	-	$	-

See Notes to Financial Statements.

Note 1. Description of the Business and Summary of Significant Accounting Policies

Description of Business: Berwyn Financial Services Corp. (the "Company") is a broker-dealer and investment advisor that is registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is incorporated under the laws of Pennsylvania and provides brokerage services and financial consulting services to its clientele. As an introducing broker, the Company does not hold cash or securities for its customers.

Rule 15c3-3 Exemption: The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies is as follows:

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business, to be cash equivalents.

Restricted Cash: Restricted cash is comprised of funds on deposit with a clearing organization.

Investments: Investments consist primarily of mutual funds which invest in equity and debt securities, and are stated at quoted market prices as determined in an active market. Changes in unrealized gains and losses on securities during a reporting period are included in the statement of operations.

Commissions and Fees: Commissions revenue and related expenses are recorded on a trade date basis as securities transactions occur. Advisory fees are recorded quarterly based upon the market value of funds under management at the end of each quarter.

Equipment and Depreciation: The cost of equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Useful lives range from three to five years.

Income Taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Note 1. Description of the Business and Summary of Significant Accounting Policies (Continued)

Concentrations of Risk: Financial instruments which potentially subject the Company to significant concentrations of risk consist principally of investments and cash deposits. Investments are managed by professional advisors. The degree and concentration of risk varies by the type of investment. Cash deposits are maintained with the Company's clearing broker and a local bank. Management continually monitors the performance of the professional advisors and the financial strength of the financial institutions to minimize its risk.

Recent Accounting Pronouncements: The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishing a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for the Company beginning the fiscal year ending December 31, 2008.

The Financial Accounting Standards Board has issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in tax positions by requiring the Company to recognize the impact of a tax position in its financial statements if that position would more likely than not be sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the Company beginning the fiscal year ending December 31, 2008.

The Company has not yet determined the impact that adopting SFAS 157 and FIN 48 will have on its financial statements.

Note 2. Related Parties

The Company derives a substantial portion of its revenues from three affiliated entities, The Berwyn Fund, Berwyn Income Fund and Berwyn Cornerstone Fund (collectively the "Funds"). The Funds are managed by a related party. Commissions generated from transactions with the Funds represent approximately 33% of the total commissions revenue of the Company in 2007 and 37% of total commissions revenue in 2006.

The Company provides investment advisory services which are managed, on behalf of the Company, by a related party. The Company pays the related party a management fee based on 85% of the advisory fees earned by the Company.

The Company leases furnished office space from an affiliate on a month-to-month basis. The lease is classified as an operating lease and provides for minimum monthly rentals of $1,020.

Employees are compensated by the Company, as well as an affiliate, based upon actual time worked.

Transactions with these related entities were as follows:

	2007	2006
Commissions revenue earned as a result of transactions with related party	$ 107,239	$ 140,910
Management fee expense	$ 28,247	$ 25,642
Rent and personnel expenses	$ 28,470	$ 30,959
Accounts payable at December 31	$ 8,118	$ 9,218

Note 3. Investments

Investments consist of mutual fund holdings in the Funds, carried at quoted market values as follows:

		2007		2006
The Berwyn Fund	$	117,496	$	158,311
Berwyn Income Fund		107,136		128,394
Berwyn Cornerstone Fund		45,470		59,497
	$	270,102	$	346,202

Note 4. Line of Credit

Under an agreement with National Financial Services Corporation, the Company can borrow, on margin, up to 70% of the market value of its investments. The loan is collateralized by the investments described in Note 3. Interest is paid monthly at a variable rate. At December 31, 2007 and 2006, the interest rate on the margin account was 7.75% and 8.75%, respectively.

Note 5. Income Taxes

Income tax expense (benefit) consists of the following:

		2007		2006
Deferred expense (benefit):				
Federal	$	(7,800)	$	(9,300)
State		(5,200)		(6,400)
		(13,000)		(15,700)
Increase in valuation allowance		47,700		-
	$	34,700	$	(15,700)

The Company has Federal and state net operating loss carryforwards of approximately $215,000 which expire at various dates through 2027.

Deferred taxes arise because of differences between financial statement accounting and tax accounting, known as "temporary differences." The tax effect of these temporary differences are recorded as "deferred income tax assets" (generally items that can be used as a tax deduction or credit in future periods) and "deferred income tax liabilities" (generally items for which the Company received a tax deduction, but which have not yet been recorded in the statement of operations).

At December 31, 2007, the Company has recorded a valuation allowance in the amount of $47,700 representing 100% of its net deferred tax assets. The Company believes this reserve is necessary because it cannot determine whether it is more likely than not that the deferred tax assets arising from the utilization of net operating loss carryforwards will be realized. Income tax expense in 2007 includes $34,700 which represents an increase in the valuation allowance for net deferred tax assets that existed at the beginning of the year as well as $13,000 which represents the increase in the valuation allowance attributable to 2007 temporary differences.

Note 5. Income Taxes (Continued)

The tax effects of the major items recorded as deferred tax assets and (liabilities) are:

		2007		2006
Net operating loss	$	54,500	$	50,400
Unrealized investment gains		(6,800)		(15,700)
		47,700		34,700
Less: valuation allowance		(47,700)		-
Net deferred income tax asset (liability)	$	-	$	34,700

These deferred tax assets and liabilities, offset by tax jurisdiction, are in the following balance sheet captions:

		2007		2006
Deferred income tax asset	$	6,800	$	50,400
Deferred income tax liability		(6,800)		(15,700)
Net deferred income tax asset (liability)	$	-	$	34,700

Note 6. Profit Sharing Plan

The Company has a profit sharing plan for those employees and officers who meet the eligibility requirements set forth in the plan. Substantially all of the Company's full-time employees are covered by the plan. The amount of the annual contribution to the plan is at the discretion of the Company's Board of Directors. Profit sharing expense was $27,500 in 2007 and $40,902 in 2006. Participants vest 50% after one year and are fully vested after two years.

Note 7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $134,506 which was $129,506 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .26 to 1 as of December 31, 2007.

Note 8. Other Income

Other income includes $35,000 received from FINRA as a one time cost savings resulting from the consolidation of the National Association of Securities Dealers and New York Stock Exchange Member Regulation.

Berwyn Financial Services Corp.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

Net capital		
Total ownership equity from balance sheet	$	201,809
Less ownership equity represented by trades at year end		1,256
Net capital per Form X-17A-5 (Focus Report)		200,553
Deductions:		
Non-allowable assets:		
Commissions receivable		(10,192)
Equipment		(736)
Prepaid expenses and taxes		(7,804)
Deferred tax asset		(6,800)
		(25,532)
Net capital before haircuts on securities positions		175,021
Haircuts on securities positions		(40,515)
Net capital	$	134,506
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	8,118
Accrued profit sharing expense		27,500
Total aggregate indebtedness	$	35,618
Minimum net capital required	$	5,000
Excess net capital at 1,500 percent	$	129,506
Excess net capital at 1,000 percent	$	130,944
Ratio: aggregate indebtedness to net capital		.26:1

Differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5, Part 11A filing, as originally filed for 2007, are as follows:

Net capital per unaudited Form X-17A-5, Part 11A filing	$	142,955
Adjustment of fair value of investments		(462)
Adjustment of haircuts on investments		69
Adjustment of deferred tax liability		(6,800)
Adjustment for ownership equity represented by trades at year end		(1,256)
Net capital per above	$	134,506

Independent Auditor's Report on Internal Control

To the Board of Directors
Berwyn Financial Services Corp.
Berwyn, Pennsylvania

In planning and performing our audit of the financial statements of Berwyn Financial Services Corp. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 14, 2008

END